UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Theisen, Paul T.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   01/03/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                                                                     21,548         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          01/01/03       A         29                                (1)
Non-Qualified Stock Option     $7.716                                                                                  04/06/03
(right to buy)
Non-Qualified Stock Option     $8.467                                                                                  04/04/05
(right to buy)
Non-Qualified Stock Option     $13.892                                                                                 04/10/07
(right to buy)
Non-Qualified Stock Option     $14.157                                                                                 04/13/10
(right to buy)
Non-Qualified Stock Option     $22.367                                                                    04/09/98     04/09/08
(right to buy)
Non-Qualified Stock Option     $25.760                                                                                 04/11/12
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation          01/01/03  Common Stock                   29            $25.600     4,930         D   Direct
Non-Qualified Stock Option               Common Stock                   2,923                     2,923         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,917                     4,917         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,269                     3,269         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,648                     1,648         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,647                     1,647         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,100                     1,100         D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Co mpensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.

SIGNATURE OF REPORTING PERSON
/S/ By: Gary L. Kriechbaum
    For: Paul T. Theisen
DATE 01/03/03